Exhibit 99.1
Agria Announces Agreements by P3A’s Key Management and a Major Shareholder
Beijing, China — June 2, 2008 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), an innovative China-based agri-solutions provider, today announced that key management of Primalights III Agricultural Development Co., Ltd. (“P3A”), a consolidated affiliated entity of Agria, as well as Brothers Capital Limited (“BCL”), a major shareholder of Agria, and its directors, have each entered into agreements with the Company in connection with the proposed release to P3A’s key management of the cash and shares placed into escrow by BCL. Agria’s Board of Directors believes these agreements are in the best interest of Agria and its shareholders and the Board has approved the terms of these agreements.
To enhance P3A’s corporate governance, Zhixin (Frank) Xue, P3A’s president, Guanglin (Alan) Lai, Agria’s chairman and BCL’s sole shareholder, and Zhaohua (Paul) Qian, a director of Agria and BCL, have agreed that P3A’s articles of association will be amended to create a board of directors for P3A and to provide that P3A’s legal representative, who is currently Mr. Xue, shall have no authority to act on behalf of P3A except as approved by P3A’s board of directors. In addition, the Company will appoint a new chairman for P3A, and Mr. Xue has agreed to use his best efforts to effect such appointment. Mr. Xue has entered into a new employment agreement with P3A to serve as its president or any other position appointed by P3A’s board of directors for an initial term of three years.
With respect to P3A’s shareholding structure, each of Messrs. Xue, Lai and Qian has agreed to cause a transfer of certain equity interests in P3A directly held by him or his spouse to Hua (Kenneth) Huang, Agria’s current chief executive officer.
To provide additional equity incentives and retain the services of employees of P3A and Agria, Messrs. Xue, Lai and Qian have agreed to contribute options to purchase a total of 2,200,000 ordinary shares, which constitute all of the options granted to them by the Company, to a new management retention plan to be established for the benefit of these employees.
With respect to the $18 million in cash that BCL agreed to pay to P3A team members, including $9 million paid in February 2008 and the additional $9 million that was placed into a third-party escrow account pending distribution, Mr. Xue, Mr. Mingshe Zhang and Mr. Lv Yan, who are members of P3A’s key management team, have agreed that all of the cash proceeds received from BCL will be distributed solely to members of P3A’s management. With respect to the shares that BCL has agreed to transfer to Mr. Xue, he has agreed not to sell, transfer or otherwise dispose of that number of shares representing 50% of the shares to be transferred to him for two years and not to sell, transfer, pledge or otherwise dispose of the remaining shares to be transferred to him for one year. This lock-up restriction is subject to limited exceptions, including transfers in connection with material M&A transactions approved by Agria’s board, if any, and pledges of the shares subject to the one-

year lock-up restriction for his own financing purposes, if any. Mr. Zhang and Mr. Yan have also agreed not to sell, transfer or otherwise dispose of the shares to be transferred to them for six months.
To evidence its confidence in the future prospects of the Company, BCL has agreed to subject 18,432,000, or 14.6% of Agria’s total outstanding shares held by BCL to a two-year lock-up restriction and to subject the remainder of its Agria shares to a six-month lock-up restriction. This lock-up restriction is subject to limited exceptions, including share transfers in connection with material M&A transactions approved by Agria’s board, if any, and pledges of the shares subject to the six-month lock-up restriction for BCL’s financing purposes, if any.
After completion of the share transfer from BCL to P3A’s key management, BCL and P3A’s key management will hold approximately 38.4% and 22.0%, respectively, of the Company’s total outstanding shares as of the date of this press release, excluding shares issuable upon exercise of outstanding stock options granted under the Company’s 2007 equity incentive plan.
As part of Agria’s increased focus on potential M&A opportunities, Mr. Lai, Agria’s chairman and BCL’s sole shareholder, has resigned as a co-chief executive officer of Agria and will focus on pursuing strategic M&A transactions for Agria.
Agria believes these agreements will enhance corporate governance and the structure of P3A and the Company. Agria will continue to consider and review other corporate governance enhancements on an ongoing basis.
As previously announced, Agria’s Board of Directors formed a Special Committee of non-executive directors to negotiate and evaluate the terms for these proposed transactions and for releasing the cash and shares placed into escrow by BCL to P3A’s key management. The Special Committee, with the assistance of its independent legal advisors, have unanimously recommended the terms of the agreements announced today, together with certain other proposals, and the disinterested members of Agria’s Board have unanimously approved these arrangements. Pursuant to the agreements reached by the parties, both BCL and P3A’s key management have agreed to pay certain legal and other expenses incurred by the Special Committee in connection with this matter.
Payment of cash and/or shares by BCL to members of P3A’s management as compensation, subject to meeting certain conditions, to reward their contribution will result in material compensation charges to the Company. The initial $9 million in cash paid by BCL to P3A’s key management in February 2008 will be accounted as compensation charge on the Company’s financial statements for the first quarter of 2008. The additional $9 million in cash paid by BCL and the market value of the total number of shares transferred by BCL to P3A’s key management, adjusted for the return of Mr. Xue’s, Mr. Qian’s and Mr. Lai’s options, will be accounted as compensation charges during the period in which the conditions are expected to be met, which is anticipated to be in the second quarter of 2008. However, these compensation charges are expected to be non-cash charges and non-dilutive to shareholders since the payment would be made by BCL, a major shareholder of the Company, rather than Agria. Agria’s independent auditors are continuing their audit of the Company’s financial statements for 2007 and performing certain agreed upon procedures with respect to the Company’s financial information for the first quarter of 2008.
Copies of the agreements between Agria and P3A’s key management and BCL, respectively, and an acknowledgement and waiver agreement between Mr. Xue, BCL and its directors, and the new employment agreement between Mr. Xue and P3A, will be filed with the SEC as exhibits to Form 6-K containing this press release.
About Agria Corporation

Agria Corporation (NYSE: GRO) is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products developed through its own research and development capability. The company has access to approximately 27,000 acres of farmland in seven provinces and its extensive distribution network provides direct or third party distribution in 14 provinces. For more information about Agria Corporation, please visit www.agriacorp.com.
Contacts:

In China:	In the U.S.:
Matt Feng, Investor Relations China Tel: 133-1130-0320 matt.feng@agriacorp.com	David Pasquale, Senior Vice President U.S. Tel: +914-337-1117 david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21 E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “agreed,” “future,” “believes,” “estimates,” “confidence” and similar statements or statements containing such words. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The agreements which have been agreed to, executed and approved by Agria’s Board of Directors are subject to future events, some of which are beyond the Company’s control. While the Company believes that the issues that arose in February 2008 have been resolved, future events may reflect additional issues that may have an adverse effect on the execution of the agreements described in this press release. Potential risks and uncertainties also include those risks described in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of June 2, 2008, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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